UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

PERU COPPER INC.

(Name of Subject Company)

PERU COPPER INC.

(Name of Person Filing Statement)

Common Shares without par value

(Title of Class of Securities)

715455101

(CUSIP Number of Class of Securities)

Gerald Wolfe

President and Chief Executive Officer

Peru Copper Inc.

1050 — 625 Howe Street

Vancouver, BC Canada V6C 2T6

(604) 689-0234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman, P.C.

156 West 56th Street, 8th Floor

New York, New York 10019-3800

(212) 265-6888

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to an offer (the “Offer”) by Chinalco Canada B.C. Holdings Ltd., a company incorporated under the laws of the Province of British Columbia (the “Offeror”) and a wholly-owned subsidiary of Aluminum Corporation of China, a Chinese Corporation (“Chinalco”), to purchase all the outstanding common shares, no par value (the “Common Shares”), of Peru Copper Inc., a Canadian corporation (“Peru Copper”), including those Common Shares that may become outstanding upon the exercise of stock options after the date of the Offer but before 12:00 noon (Toronto time) on July 31, 2007 (the “Expiry Date”), or such later date as is set out in a notice of variation of the Offer issued by the Offeror extending the period during which Common Shares may be tendered into the Offer, at a purchase price of Canadian $6.60 per share in cash.  In connection with the Offer, all of the directors and certain other shareholders representing approximately 34% of the outstanding Common Shares (calculated on a fully-diluted basis) have entered into lock-up agreements with Chinalco pursuant to which they have agreed, among other things, to tender all their Common Shares in the Offer.

In order to ensure that Peru Copper has adequate funds to develop its operations, the Offeror has also invested Canadian $70 million by subscribing for 13.2 million Common Shares in a private placement at a price of Canadian $5.30 per share.  Following completion of the private placement on June 19, 2007, the Offeror owns approximately 9.9% of the outstanding Common Shares.

In connection with the Offer, Peru Copper’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) dated as of June  25, 2007, pursuant to applicable securities laws in Canada.  The Directors’ Circular, which will be mailed to Peru Copper shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.

Item 1. Subject Company Information.

(a)           The name of the subject company is Peru Copper Inc., a corporation organized under the laws of Canada.  The address of Peru Copper’s principal executive office is 625 Howe Street, Suite 1050, Vancouver, BC, Canada V6C 2T6, and the telephone number at such office is (604) 689-0234.

(b)           The class of equity securities to which this Statement relates is the common shares, no par value, of Peru Copper, including Common Shares that may become outstanding after the date of the Offer but before the Expiry Time upon the exercise of outstanding stock options.  As of June 21, 2007, there were 132,611,077 Common Shares issued and outstanding.  As of the same date, Peru Copper also had 7,468,700 outstanding share options convertible into 7,468,700 Common Shares.

Item 2. Identity and Background of Filing Person.

(a)           The filing person of this Statement is the subject company.  The business address and telephone number of Peru Copper are as set forth in Item 1 above, which information is incorporated herein by reference.  Peru Copper maintains a website at www.perucopper.com.  The website and the information on or connected to the website is not part of this Statement and is not incorporated herein by reference.

(b)           This Statement relates to the Offer.  The Offer is described in a Tender Offer Statement on Schedule TO and a related Offer and Circular and Letter of Transmittal (the “Offer Documents”) of Chinalco and the Offeror, which were filed with the Securities and Exchange Commission (the “Commission”) on June 25, 2007.  Subject to the terms and conditions set forth in the Offer Documents, the Offeror is offering to purchase all of the outstanding Common Shares (excluding Common Shares held by Chinalco and its affiliates) at a price per share of Canadian $6.60 in cash.

The Offer is being made pursuant to a support agreement, dated as of June 10, 2007, between Peru Copper and Chinalco, as amended by the amendment to the support agreement, dated June 21, 2007, between Peru Copper, the Offeror and Chinalco (the “Support Agreement”).  The Support Agreement provides, among other things, for customary board support and non-solicitation covenants (subject to customary “fiduciary out” provisions that entitle Peru Copper to consider and accept a superior proposal as further described below), a five business day right to match in favor of Chinalco and the payment to Chinalco of a non-completion fee of Canadian $21 million if the Offer is not completed in certain specified circumstances.

As set forth in the Offer Documents, the registered and head office of the Offeror and of Chinalco is No. 62 North Xizhimen Street, Beijing, China 100082.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Directors’ Circular under the headings “Ownership of Securities by Directors and Officers of Peru Copper”, “Principal Holder of Securities of Peru Copper”, “Trading in Securities of Peru Copper”, “Issuances of Securities of Peru Copper”, “Ownership of Securities of Chinalco”, “Relationship between Chinalco and Directors and Senior Officers of Peru Copper”, “Arrangements between Peru Copper and its Directors and Senior Officers” and “Interest of Certain Persons in Material Contracts of Chinalco”, is incorporated herein by reference.  In addition, the information set forth on pages 3 through 10 (“Statement of Executive Compensation”, “Stock Options”, “Employment Agreements”, “Compensation of Directors”, “Directors’ and Officers’ Liability Insurance,” “Report on Executive Compensation” and “Security Based Compensation Arrangements”) of Peru Copper’s Management Information Circular, dated March 30, 2007, which was sent to Peru Copper shareholders in connection with Peru Copper’s 2007 Annual and Special Meeting of Shareholders, is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a)           The information set forth in the Directors’ Circular under the headings “Background to the Offer” and “Recommendation of the Board of Directors” is incorporated herein by reference.

(b)           The information set forth in the Directors’ Circular under the headings “Recommendation of the Board of Directors” and “Summary of Fairness Opinions of UBS Securities Canada Inc. and Canaccord Capital Corporation” is incorporated herein by reference.

(c)           The information set forth in the Directors’ Circular

under the heading “Intentions of Directors, Officers and Others with Respect to the Offer” is incorporated herein by reference.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Directors’ Circular under the heading “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

Except as set forth or incorporated by reference in this Statement, no transactions in the Common Shares have been effected during the past 60 days by Peru Copper or, to Peru Copper’s best knowledge, by any executive officer, director, affiliate or subsidiary of Peru Copper. The information set forth in the Directors’ Circular under the headings “Trading in Securities of Peru Copper” and “Issuances of Securities of Peru Copper” is incorporated herein by reference.

Item 7. Purposes of the Transaction and Plans or Proposals.

The information set forth in the Directors’ Circular under the headings “Other Transactions” and “Prior Valuations” is incorporated herein by reference.

Item 8. Additional Information.

The information set forth in the Directors’ Circular under the headings “Currency and Exchange Rate Information”, “Directors’ Circular”, “Peru Copper Inc.”, “Aluminum Corporation of China”, “Background of the Offer”, “Support Agreement”, “Lock-Up Agreement”, “Share Capital of Peru Copper”, “Material Changes in the Affairs of Peru Copper”, “Other Information”, “Prior Valuations”, “Statutory Rights of Action for Damages” and “Approval of Directors’ Circular” is incorporated herein by reference.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)	Directors’ Circular, dated as of June 25, 2007.
(a)(2)

Support Agreement, dated as of June 10, 2007, between Peru Copper Inc. and Aluminum Corporation of China (incorporated by reference to exhibit 99.1 to Peru Copper’s Form 6-K filed with the SEC on June 14, 2007).

(a)(3)	Amendment to the Support Agreement, dated June 21, 2007, between Peru Copper Inc., Aluminum Corporation of China and Chinalco Canada B.C. Holdings Ltd.
(a)(4)	Notice, dated June 14, 2007, regarding the designation of Chinalco Canada B.C. Holdings Ltd. as a party to the Support Agreement.
(a)(5)	Press release, dated June 11, 2007 (incorporated by reference to Peru Copper’s Schedule 14D-9C filed with the SEC on June 12, 2007).
(a)(6)	Press release, dated June 19, 2007 (incorporated by reference to Peru Copper’s Schedule 14D-9C filed with the SEC on June 22, 2007).
(d)(1)	Letter from George L. Ireland to Aluminum Corporation of China acknowledging that he will tender shares of Peru Copper Inc.
(d)(2)	Lock-Up Agreement, made as of the 10th day of June, 2007, between George R. Ireland and Aluminum Corporation of China.
(d)(3)	Letter agreement between Louis J. Baertl and Aluminum Corporation of China regarding the tender of shares of Peru Copper Inc.
(d)(4)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Paul Stein and Aluminum Corporation of China.
(d)(5)	Lock-Up Agreement, made as of the 10th day of June, 2007, between David De Witt and Aluminum Corporation of China.
(d)(6)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Patrick De Witt and Aluminum Corporation of China.
(d)(7)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Henry Eric Peitz and Aluminum Corporation of China.
(d)(8)	Lock-Up Agreement, made as of the 10th day of June, 2007, between A. G. Loudon and Aluminum Corporation of China.
(d)(9)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Miguel Grau M. and Aluminum Corporation of China.
(d)(10)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Fisherking Holdings Ltd. and Aluminum Corporation of China.
(d)(11)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Gerald Wolfe and Aluminum Corporation of China.
(d)(12)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Armando J. Arrieta and Aluminum Corporation of China.
(d)(13)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Thomas J. O’Neil and Aluminum Corporation of China.
(d)(14)	Lock-Up Agreement, made as of the 10th day of June, 2007, between David Lowell and Aluminum Corporation of China.
(d)(15)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Catherine McLeod-Seltzer and Aluminum Corporation of China.
(d)(16)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Carl L. Renzoni and Aluminum Corporation of China.
(d)(17)	Lock-Up Agreement, made as of the 10th day of June, 2007, between John P. Fairchild and Aluminum Corporation of China.
(d)(18)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Thomas White and Aluminum Corporation of China.
(e)(1)	Excerpts from Peru Copper Inc.’s Management Information Circular, dated March 30, 2007, relating to its 2007 Annual and Special Meeting of Shareholders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 25, 2007	PERU COPPER INC.

/s/ H. Eric Peitz
	Name:	H. Eric Peitz
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Directors’ Circular, dated as of June 25, 2007.

(a)(2)

Support Agreement, dated as of June 10, 2007, between Peru Copper Inc. and Aluminum Corporation of China (incorporated by reference to exhibit 99.1 to Peru Copper’s Form 6-K filed with the SEC on June 14, 2007).

(a)(3)	Amendment to the Support Agreement, dated June 21, 2007, between Peru Copper Inc., Aluminum Corporation of China and Chinalco Canada B.C. Holdings Ltd.

(a)(4)	Notice, dated June 14, 2007, giving notice of the designation of Chinalco Canada B.C. Holdings Ltd. as a party to the Support Agreement.

(a)(5)	Press release, dated June 11, 2007 (incorporated by reference to Peru Copper’s Schedule 14D-9C filed with the SEC on June 12, 2007).

(a)(6)	Press release, dated June 19, 2007 (incorporated by reference to Peru Copper’s Schedule 14D-9C filed with the SEC on June 22, 2007).

(d)(1)	Letter from George L. Ireland to Aluminum Corporation of China acknowledging that he will tender shares of Peru Copper Inc.

(d)(2)	Lock-Up Agreement, made as of the 10th day of June, 2007, between George R. Ireland and Aluminum Corporation of China.

(d)(3)	Letter agreement between Louis J. Baertl and Aluminum Corporation of China regarding the tender of shares of Peru Copper Inc.

(d)(4)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Paul Stein and Aluminum Corporation of China.

(d)(5)	Lock-Up Agreement, made as of the 10th day of June, 2007, between David De Witt and Aluminum Corporation of China.

(d)(6)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Patrick De Witt and Aluminum Corporation of China.

(d)(7)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Henry Eric Peitz and Aluminum Corporation of China.

(d)(8)	Lock-Up Agreement, made as of the 10th day of June, 2007, between A. G. Loudon and Aluminum Corporation of China.

(d)(9)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Miguel Grau M. and Aluminum Corporation of China.

(d)(10)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Fisherking Holdings Ltd. and Aluminum Corporation of China.

(d)(11)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Gerald Wolfe and Aluminum Corporation of China.

(d)(12)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Armando J. Arrieta and Aluminum Corporation of China.

(d)(13)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Thomas J. O’Neil and Aluminum Corporation of China.

(d)(14)	Lock-Up Agreement, made as of the 10th day of June, 2007, between David Lowell and Aluminum Corporation of China.

(d)(15)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Catherine McLeod-Seltzer and Aluminum Corporation of China.

(d)(16)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Carl L. Renzoni and Aluminum Corporation of China.

(d)(17)	Lock-Up Agreement, made as of the 10th day of June, 2007, between John P. Fairchild and Aluminum Corporation of China.

(d)(18)	Lock-Up Agreement, made as of the 10th day of June, 2007, between Thomas White and Aluminum Corporation of China.

(e)(1)	Excerpts from Peru Copper Inc.’s Management Information Circular, dated March 30, 2007, relating to its 2007 Annual and Special Meeting of Shareholders.